This news release contains references to the non-GAAP financial measures “funds from operations”, “free cash flow”, “net debt”, “operating margin” and “net debt to trailing funds from operations.” Please refer to “Non-GAAP Measures” at the end of this news release.
Husky Energy Reports First Quarter 2020 Results
Husky Energy recorded funds from operations of $25 million in the first quarter, with cash flow from operating activities, including changes in working capital, of $355 million. Funds from operations were impacted by a first-in, first-out (FIFO) loss of $397 million (after tax) in the quarter.
“Severe pricing headwinds, amplified by geopolitical events, COVID-19 and the associated collapse of global oil and refined product demand, impacted our first quarter results,” said CEO Rob Peabody.
Husky continues to prioritize its balance sheet, supported by significant liquidity. The Company’s structure also provides insulation from the impacts of oil price and differential volatility. This includes the deep physical integration of its upstream, midstream and downstream assets in the Integrated Corridor business, and long-term contracts in Asia.
“We have acted quickly to cut our planned capital spending by half, safely shut in production and reduce refinery throughput to avoid cash-negative margins, with a view that global oil and refined product prices could remain under pressure for a while,” added Peabody. “These capital reductions and additional cost efficiencies are providing further resilience as we manage the business through this unprecedented market cycle.”
Husky’s focus remains on process and occupational safety, and increasing the resilience of the Company.
DIVIDEND REDUCTION
Given current market conditions and the Company’s focus on the balance sheet, Husky’s Board of Directors has reduced the quarterly dividend to $0.0125 per common share.
FIRST QUARTER SUMMARY

•
Funds from operations were $25 million; reflecting the steep drop in crude oil and refined product prices and the impact of unfavourable inventory valuation adjustments, including a FIFO loss of $397 million (after tax).

•	Cash flow from operating activities was $355 million, including changes in non-cash working capital.

•
Net earnings were a loss of $1.7 billion; including impairments of $1.1 billion (after tax) primarily related to lower crude oil price assumptions, as well as an inventory realizable value write-down of $274 million (after tax) primarily in the U.S. Refining, Lloydminster Heavy Oil Value Chain, Oil Sands and Atlantic segments.

•
Capital spending was $612 million, including $43 million in Superior Refinery rebuild capital; primarily directed towards construction of two 10,000 barrel-per-day Spruce Lake thermal bitumen projects in Saskatchewan, the Liuhua 29-1 field offshore China and the West White Rose Project in the Atlantic region.

•
At the end of the quarter, net debt was $4.6 billion and total liquidity was $4.7 billion, comprised of $1.3 billion in cash and $3.4 billion in available credit facilities. Since the end of the first quarter, Husky has increased its liquidity with the addition of a $500 million term loan.

•
Overall upstream production in the Integrated Corridor business averaged 235,000 barrels of oil equivalent per day (boe/day). Since the end of Q1, more than 80,000 barrels per day (bbls/day) of Integrated Corridor production has been shut in.

•	Downstream throughput in the Integrated Corridor averaged 307,800 bbls/day. U.S. refining throughput has been reduced by 100,000 bbls/day to match local product demand.

•	Offshore production averaged 63,900 boe/day, with operating margins of $55.60 per boe.

FIRST QUARTER IMPAIRMENTS & INVENTORY VALUATION IMPACTS
Total non-cash asset impairments were $1.1 billion (after tax) in the first quarter of 2020. These were primarily related to the Company’s upstream assets in North America and were largely due to lower crude oil price assumptions.
FIFO losses related to the significant decrease in commodity prices accounted for $397 million (after tax) and are reflected in the U.S. Refining, Lloydminster Heavy Oil Value Chain and Oil Sands segments.
Inventory write-downs to net realizable value totalled $274 million (after tax), also reflected in the U.S. Refining, Lloydminster Heavy Oil Value Chain, Oil Sands and Atlantic segments.

1 HUSKY ENERGY INC. - 2020 FIRST QUARTER RESULTS

	Three Months Ended
	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	2020	2019	2019	2019	2019
Integrated Corridor[1]
Upstream production[2] (mboe/day)	235	241	232	214	231
Upgrader and refinery throughput (mbbls/day)	308	203	356	340	334
Offshore production (mboe/day)	64	70	63	54	54

Revenue, net of royalties[5] ($mm)	4,068	4,833	5,292	5,238	4,539
Operating margin[3] ($mm)	(169)	549	931	885	988
Integrated Corridor	(378)	316	708	730	824
Offshore	253	350	268	240	207
Funds from operations[3] ($mm)	25	469	1,021	802	959
Per common share - Basic ($/share)	0.02	0.47	1.02	0.80	0.95
Cash flow - operating activities ($mm)	355	866	800	760	545
Capital expenditures[4] ($mm)	612	894	868	858	812
Free cash flow[3] (loss) ($mm)	(587)	(425)	153	(56)	147
Net earnings (loss) ($mm)	(1,705)	(2,341)	273	370	328
Per common share - Basic ($/share)	(1.71)	(2.34)	0.26	0.36	0.32
Net debt[3] ($ billions)	4.6	3.7	3.9	3.7	3.4
Net debt to trailing funds from operations[3] (times)	2.0	1.2	1.1	1.0	0.8
1Includes Lloydminster Heavy Oil Value Chain, Oil Sands, Western Canada Production, U.S. Refining and Canadian Refined Products.
2Refer to advisory for full product breakdown.
3Non-GAAP measure; refer to advisory.
4Including Superior Refinery rebuild costs; expected to be largely covered by insurance.
5Revenue, net of royalties results reported for 2019 have been recast to reflect a change in reclassification of intersegment sales eliminations and a change in presentation of the Integrated Corridor and Offshore business units.
INTEGRATED CORRIDOR
(LLOYDMINSTER HEAVY OIL VALUE CHAIN, OIL SANDS, WESTERN CANADA PRODUCTION, U.S. REFINING, CANADIAN REFINED PRODUCTS)

•	Overall operating margin loss of $378 million

•	Average upstream production of 235,000 boe/day

•	Downstream throughput of 307,800 bbls/day
Lloydminster Heavy Oil Value Chain
The Lloydminster Heavy Oil Value Chain includes thermal and non-thermal upstream heavy oil production, including cold heavy oil production with sand (CHOPS), enhanced oil recovery (EOR) assets and the Tucker Thermal Project, and the Lloydminster Upgrader and Asphalt Refinery.
The Lloydminster Heavy Oil Value Chain operating margin was $256 million, compared to $364 million in Q1 2019, reflecting reduced commodity pricing and inventory impairments that were partially offset by increased sales volumes and lower operating costs per barrel.
Average sales for synthetic crude oil (SCO) and refined products were 86,500 bbls/day, up from 67,400 bbls/day in the year-ago period. Average SCO and refined products realized pricing was $64.13 per barrel, down from $73.83 per barrel in the same period in 2019. Blended crude oil sales averaged 107,900 bbls/day, up from 88,600 bbls/day in Q1 2019. Realized pricing for blended crude oil averaged $48.87 per barrel compared to $57.70 per barrel in Q1 2019.
Total Lloydminster Heavy Oil Value Chain thermal bitumen production averaged 111,000 bbls/day compared to 108,000 bbls/day in Q1 2019. CHOPS and EOR crude production was 32,200 bbls/day compared to 29,200 bbls/day in the year-ago period.
Throughput at the Upgrader and Asphalt Refinery was 106,100 bbls/day, up from 94,000 bbls/day in the same period in 2019.
Operating costs per boe were $11.74 per boe compared to $15.06 per boe in Q1 2019. The operating margin per boe was $17.93 per boe, compared to $29.26 per boe in the year-ago period.

2 HUSKY ENERGY INC. - 2020 FIRST QUARTER RESULTS

Commissioning activities are under way at the 10,000 barrel-per-day Spruce Lake Central project, with enhanced health and safety protocols in place. Startup will be dependent on improved pricing conditions. Construction of the 10,000 barrel-per-day Spruce Lake North thermal project, originally scheduled for completion around the end of 2020, has been suspended and additional Lloyd projects to be delivered beyond 2020 have been deferred.
A planned turnaround scheduled to begin at the Upgrader in April 2020 has been deferred to late Q3 2020, given the current safety and public health risks inherent in mobilizing and maintaining a large construction workforce during the COVID-19 pandemic. Maintenance work will proceed only when necessary and safe to do so, with operations and throughput modified in accordance with maintenance requirements. A project at the Upgrader to increase diesel production from 6,000 bbls/day to nearly 10,000 bbls/day has also been deferred to late Q3 2020.
Oil Sands (Sunrise Energy Project)
First quarter production averaged 54,000 bbls/day (27,000 bbls/day Husky working interest).
A turnaround that was scheduled to start at Sunrise in April has been deferred due to public health and safety considerations. Maintenance work at Sunrise will proceed where necessary and safe to do so.
Western Canada Production
Total production in the first quarter of 2020 averaged 62,600 boe/day. No further capital expenditures are planned in 2020.
U.S. Refining
The operating margin was a loss of $550 million compared to a positive margin of $269 million in Q1 2019, reflecting the FIFO impact and reduced crack spreads.
U.S. refinery throughput averaged 201,700 bbls/day in Q1 2020, compared to 229,400 bbls/day in the year-ago period. Average throughput at the Lima Refinery was 131,400 bbls/day, reflecting the ramp-up following the completion of the crude oil flexibility project, coupled with lower refinery runs as a result of reduced product demand due to COVID-19.
The Chicago 3:2:1 crack spread averaged $8.32 US per barrel compared to $13.08 US per barrel in Q1 2019.
The average realized U.S. refining and marketing margin was a loss of $12.68 US per barrel of crude oil throughput, which includes an unfavourable FIFO pre-tax inventory valuation adjustment of $9.25 US per barrel and inventory write-downs to net realizable value of $11.77 US per barrel. This compared to $18.65 US per barrel a year ago, which included a favourable FIFO pre-tax inventory valuation adjustment of $3.91 US per barrel.
Construction at the Superior Refinery in Wisconsin has been suspended due to the safety and public health risks inherent in maintaining a large construction workforce during the COVID-19 pandemic. A schedule for resumption will be determined in due course. Rebuild costs are expected to be substantially covered by property damage insurance.
U.S. refinery throughput has been reduced by around 100,000 bbls/day, matching local product demand.
Canadian Refined Products
The Canadian Refined Products operating margin was $5 million compared to $38 million in the same period last year, reflecting compressed retail margins and reduced sales. Canadian retail gasoline sales averaged approximately 6.9 million litres per day compared to 7.5 million litres per day in the first quarter of 2019.
As previously disclosed, due to the current market environment, Husky has suspended the strategic review of its Canadian retail and commercial fuels business, which consists of more than 500 stations, travel centres, cardlock operations and bulk distribution facilities.
OFFSHORE

•	Overall operating margin of $253 million

•	Average net production of 63,900 boe/day, compared to 53,700 boe/day in the first quarter of 2019

•	Operating margin of $55.60 per boe, compared to $55.65 per boe in Q1 2019

◦	Asia Pacific operating margin of $68.11 per boe

◦	Atlantic operating margin of $19.69 per barrel

3 HUSKY ENERGY INC. - 2020 FIRST QUARTER RESULTS

Asia Pacific
China
Gross natural gas sales from the two producing fields at the Liwan Gas Project in the first quarter averaged 355 million cubic feet per day (mmcf/day), with associated liquids averaging 13,800 bbls/day (174 mmcf/day and 6,800 bbls/day Husky working interest). Realized gas pricing at Liwan was $14.93 per thousand cubic feet (mcf), with liquids pricing of $60.62 per barrel. Operating costs were $5.64 per boe, with an operating margin of $72.92 per boe.
Construction at the Liuhua 29-1 field is advancing towards first gas by the end of 2020. Target production is 45 mmcf/day of gas and 1,800 bbls/day of liquids when fully ramped up, reflecting Husky’s 75% working interest plus exploration cost recovery volumes.
Indonesia
Gross natural gas sales at the BD Project in the Madura Strait averaged 89 mmcf/day, with associated liquids production of 6,400 bbls/day (36 mmcf/day and 2,600 bbls/day Husky working interest). Realized gas pricing from BD was $10.05 per mcf, with liquids pricing of $83.68 per barrel. Operating costs were $8.27 per boe, with an operating margin of $47.82 per boe.
Atlantic
Overall average production in the Atlantic region was approximately 19,600 bbls/day, Husky working interest. This takes into account the ongoing suspension of production-related operations on the partner-operated Terra Nova floating production, storage and offloading (FPSO) vessel, in which Husky has a 13% working interest.
Production from the main White Rose field is continuing, with enhanced workforce control measures in place to provide for continued safe operations on the SeaRose FPSO vessel.
Operating costs were $33.49 per boe, which were elevated by the Terra Nova shutdown and the operating margin was $19.69 per boe.
West White Rose Project
Major construction activities related to the West White Rose Project have been suspended due to COVID-19.
PROJECT UPDATE

2020	Capacity (Husky W.I.)	Original Timing/ Completion	Status (Apr. 29)
Lloyd Upgrader diesel capacity increase	6,000 --> 9,800 bbls/day	Q2	Deferred to late Q3 ‘20
Spruce Lake Central construction completion*	10,000 bbls/day	Mid-Year	On track
Spruce Lake North construction completion	10,000 bbls/day	~YE	Deferred
Liuhua 29-1 project first gas sales	45 mmcf/day gas 1,800 bbls/day liquids	Q4	On track
*Startup to be dependent on market conditions.
All other projects have been deferred and updated timing will be provided in due course.
CORPORATE DEVELOPMENTS
The Board of Directors has approved a reduction to the quarterly dividend to $0.0125 per common share for the three-month period ended March 31, 2020. The dividend will be payable July 2, 2020 to shareholders of record at the close of business on June 9, 2020.

4 HUSKY ENERGY INC. - 2020 FIRST QUARTER RESULTS

Regular dividend payments on each of the Cumulative Redeemable Preferred Shares - Series 1, Series 2, Series 3, Series 5 and Series 7 - will be paid for the three-month period ended June 30, 2020. The dividends will be payable on June 30, 2020 to holders of record at the close of business on June 9, 2020.

Share Series	Dividend Type	Rate (%)	Dividend Paid ($/share)
Series 1	Regular	2.404	$0.15025
Series 2	Regular	3.36801	$0.20935
Series 3	Regular	4.689	$0.29306
Series 5	Regular	4.591	$0.28694
Series 7	Regular	4.60	$0.28750
CONFERENCE CALL
A conference call will be held on Wednesday, April 29 at 8 a.m. Mountain Time (9 a.m. Eastern Time) to discuss Husky’s first quarter results. CEO Rob Peabody, COO Rob Symonds and CFO Jeff Hart will participate in the call.
Following the conference call, the Company will hold its Annual and Special Meeting of Shareholders at 10:30 a.m. (Mountain Time) via a live audio webcast at https://web.lumiagm.com/289642000
Only registered shareholders and duly appointed proxyholders will be entitled to participate in, and vote at, the meeting. Guests may log in to the meeting to listen, but will not be able to vote or ask questions.
Additional information about the meeting, including details on how to vote and participate, is available on the Company’s website at https://www.huskyenergy.com/investors/annual-and-special-meeting.asp
The webcasts of the conference call and the meeting will be available for approximately 90 days at www.huskyenergy.com under Investor Relations.

To listen live: Canada and U.S. Toll Free: 1-800-319-4610 Outside Canada and U.S.: 1-604-638-5340
To listen to a recording (after 9 a.m. MT on April 29):

Canada and U.S. Toll Free: 1-800-319-6413
Outside Canada and U.S.: 1-604-638-9010
Passcode: 4233
Duration: Available until May 29, 2020
Audio webcast: Available for 90 days at www.huskyenergy.com

Investor and Media Inquiries:
Leo Villegas, Senior Manager, Investor Relations
403-513-7817
Kim Guttormson, Manager, Communication Services
403-298-7088

5 HUSKY ENERGY INC. - 2020 FIRST QUARTER RESULTS

FORWARD-LOOKING STATEMENTS
Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.
Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally, general strategic plans and growth strategies;

•
with respect to the Lloydminster Heavy Oil Value Chain: the expected timing of a planned turnaround at the Upgrader; and the expected timing of a project to increase diesel production at the Upgrader and the expected capacity increase resulting therefrom;

•	with respect to U.S. Refining, the expectation that Superior Refinery rebuild costs will be substantially covered by property damage insurance;

•	with respect to the Company’s Offshore business in Asia Pacific: the expected timing of first gas at Liuhua 29-1; and target production volumes at Liuhua 29-1 when fully ramped up; and

•	with respect to the Company’s Offshore business in Atlantic, expected timing of first oil at the West White Rose Project.
There are numerous uncertainties inherent in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from production estimates.
Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate.
Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.
Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.
The Company’s Annual Information Form for the year ended December 31, 2019, Management’s Discussion and Analysis for the three months ended March 31, 2020 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.
New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

6 HUSKY ENERGY INC. - 2020 FIRST QUARTER RESULTS

NON-GAAP MEASURES
This news release contains references to the terms “funds from operations”, “free cash flow”, “net debt”, “operating margin” and “net debt to trailing funds from operations”. None of these measures is used to enhance the Company’s reported financial performance or position. These measures are useful complementary measures in assessing the Company’s financial performance, efficiency and liquidity. With the exception of funds from operations, free cash flow, net debt and operating margin, there are no comparable measures to these non-GAAP measures under IFRS.
Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow - operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented in the Company’s financial reports to assist management and investors in analyzing operating performance of the Company in the stated period. Funds from operations equals cash flow - operating activities plus change in non-cash working capital.
Free cash flow is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow - operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures.
Free cash flow was restated in the fourth quarter of 2018 in order to be more comparable to similar non-GAAP measures presented by other companies. Changes from prior period presentation include the removal of investment in joint ventures. Prior periods have been restated to conform to current presentation.
The following table shows the reconciliation of net earnings to funds from operations and free cash flow, and related per share amounts, for the periods indicated:

	Three months ended
	Mar. 31	Dec. 31	Sept. 30	June 30	Mar 31
($ millions)	2020	2019	2019	2019	2019
Net earnings (loss)	(1,705)	(2,341)	273	370	328
Items not affecting cash:
Accretion	26	27	26	26	27
Depletion, depreciation, amortization and impairment	2,074	3,520	703	643	630
Inventory write-down to net realizable value	362	15	—	—	—
Exploration and evaluation expenses	—	332	—	23	—
Deferred income taxes	(584)	(789)	22	(250)	43
Foreign exchange gain	3	(11)	(1)	(2)	(12)
Stock-based compensation	(18)	(13)	(9)	13	7
Gain on sale of assets	(6)	(3)	(3)	—	(2)
Unrealized mark to market loss (gain)	(91)	(13)	4	(4)	57
Share of equity investment gain	(10)	5	(19)	(23)	(22)
Gain on insurance recoveries for damage to property	—	(194)	(13)	—	—
Other	(1)	11	5	5	(9)
Settlement of asset retirement obligations	(24)	(90)	(73)	(41)	(72)
Deferred revenue	(17)	(14)	(7)	(5)	(16)
Distribution from equity investment	16	27	113	47	—
Change in non-cash working capital	330	397	(221)	(42)	(414)
Cash flow - operating activities	355	866	800	760	545
Change in non-cash working capital	(330)	(397)	221	42	414
Funds from operations	25	469	1,021	802	959
Capital expenditures	(612)	(894)	(868)	(858)	(812)
Free cash flow	(587)	(425)	153	(56)	147

Weighted average number of common shares outstanding	1,005.1	1,005.1	1,005.1	1,005.1	1,005.1
Funds from operations
Per common share - Basic ($/share)	0.02	0.47	1.02	0.80	0.95

7 HUSKY ENERGY INC. - 2020 FIRST QUARTER RESULTS

Net debt is a non-GAAP measure that equals the sum of long-term debt, long-term debt due within one year and short-term debt, less cash and cash equivalents. Net debt is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.
The following table shows the reconciliation of net debt as at the dates indicated:

	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
($ millions)	2020	2019	2019	2019	2019
Short-term debt	450	550	200	200	200
Long-term debt due within one year	—	400	1,393	1,382	1,803
Long-term debt	5,445	4,570	4,635	4,598	4,661
Total debt	5,895	5,520	6,228	6,180	6,664
Cash and cash equivalents	(1,322)	(1,775)	(2,362)	(2,512)	(3,245)
Net debt	4,573	3,745	3,866	3,668	3,419
Operating margin is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, “revenue, net of royalties” as determined in accordance with IFRS, as an indicator of financial performance. Operating margin is presented to assist management and investors in analyzing operating performance of the Company in the stated period. Operating margin equals revenues net of royalties less purchases of crude oil and products, production, operating and transportation expenses, and selling general and administrative expenses.
The following table shows the reconciliation of operating margin for the periods indicated:

	Three months ended
	March 31, 2020				December 31, 2019
($ millions)	Integrated Corridor	Offshore	Corporate	Total	Integrated Corridor	Offshore	Corporate	Total
Revenues, net of royalties	3,717	351	—	4,068	4,400	433	—	4,833
Less:
Purchases of crude oil and products	3,338	10	—	3,348	3,290	(18)	—	3,272
Production and operating expenses	636	70	—	706	709	89	(2)	796
Selling, general and administrative expenses	121	18	44	183	85	12	119	216
Operating Margin	(378)	253	(44)	(169)	316	350	(117)	549

	Three months ended
	June 30, 2019				September 30, 2019
($ millions)	Integrated Corridor	Offshore	Corporate	Total	Integrated Corridor	Offshore	Corporate	Total
Revenues, net of royalties	4,885	353	—	5,238	4,921	371	—	5,292
Less:
Purchases of crude oil and products	3,406	19	—	3,425	3,479	4	—	3,483
Production and operating expenses	667	79	(1)	745	641	86	1	728
Selling, general and administrative expenses	82	15	86	183	93	13	44	150
Operating Margin	730	240	(85)	885	708	268	(45)	931

8 HUSKY ENERGY INC. - 2020 FIRST QUARTER RESULTS

	Three months ended
	March 31, 2019
($ millions)	Integrated Corridor	Offshore	Corporate	Total
Revenues, net of royalties	4,252	287	—	4,539
Less:
Purchases of crude oil and products	2,667	(21)	—	2,646
Production and operating expenses	673	86	—	759
Selling, general and administrative expenses	88	15	43	146
Operating Margin	824	207	(43)	988
Operating margins and operating costs per boe have been calculated on a sales volume basis.

Net debt to trailing funds from operations is a non-GAAP measure that equals net debt divided by the 12-month trailing funds from operations as at March 31, 2020. Net debt to trailing funds from operations is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.
DISCLOSURE OF OIL AND GAS INFORMATION
Unless otherwise indicated: (i) projected and historical production volumes provided are gross, which represents the total or the Company’s working interest share, as applicable, before deduction of royalties; and (ii) all Husky working interest production volumes quoted are before deduction of royalties.

The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

The following table provides the full product breakdown for Integrated Corridor and Offshore upstream production, before royalties, for the periods indicated:

	Three Months Ended
	Mar. 31 2020	Dec. 31 2019	Sept. 30 2019	June 30 2019	Mar. 31 2019
Upstream production, before royalties
Light crude oil & medium (mbbls/day)	29	33	31	20	17
Heavy crude oil (mbbls/day)	30	33	32	29	28
Bitumen (mbbls/day)	138	138	126	120	130
Natural gas liquids (mbbls/day)	20	23	22	20	24
Conventional natural gas (mmcf/day)	489	507	503	475	517
Total equivalent production (mboe/day)	299	311	295	268	285

All currency is expressed in Canadian dollars unless otherwise indicated.

9 HUSKY ENERGY INC. - 2020 FIRST QUARTER RESULTS